

4th Quarter and Full-Year 2010 Financial Results Presentation

February 15, 2011

Stifel Financial

Forward-Looking Statements

This presentation may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 that involve significant risks, assumptions, and uncertainties, including statements relating to the market opportunity and future business prospects of Stifel Financial Corp., as well as Stifel, Nicolaus & Company, Incorporated and its subsidiaries (collectively, "SF" or the "Company"). These statements can be identified by the use of the words "may," "will," "should," "could," "would," "plan," "potential," "estimate," "project," "believe," "intend," "anticipate," "expect," and similar expressions. In particular, these statements may refer to our goals, intentions, and expectations, our business plans and growth strategies, our ability to integrate and manage our acquired businesses, estimates of our risks and future costs and benefits, and forecasted demographic and economic trends relating to our industry.

You should not place undue reliance on any forward-looking statements, which speak only as of the date they were made. We will not update these forward-looking statements, even though our situation may change in the future, unless we are obligated to do so under federal securities laws.

Actual results may differ materially and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ are included in the Company's annual and quarterly reports and from time to time in other reports filed by the Company with the Securities and Exchange Commission and include, among other things, changes in general economic and business conditions, actions of competitors, regulatory and legal actions, changes in legislation, and technology changes.

STIFEL
FINANCIAL

Chairman's Comments

"We are very pleased to report our 15th consecutive year of record revenues and equally pleased with the success of our merger with Thomas Weisel Partners. Our record quarterly revenues and record quarterly investment banking revenues demonstrate the power of the franchise and underscore the success of the merger with TWPG. There are clear signs of the retail investor re-engaging, as well as increased activity in the capital markets, both of which contributed to our results. Looking forward, we are well positioned to continue to gain market share, which is accomplished through the addition of talented, entrepreneurial people who share our vision to build the premier middle-market investment banking firm," commented Ronald J. Kruszewski, Chairman, President and Chief Executive Officer of Stifel Financial.

Stifel Financial Stock Performance
Assumes $100 invested on December 31, 2005



* Compound Annual Growth Rate



Financial
Results

Stifel Financial Corp. Results
Three months ended December 31, 2010

Three Months Ended December 31, 2010

($ in thousands, except per share amounts)	GAAP	Merger-Related Charges [1]	Non-GAAP	Quarter Ended 12/31/09 (GAAP)	% Change [2]	Quarter Ended 9/30/10 (Non-GAAP)	% Change [2]
Net revenues	$ 401,599	$ 1,188	$ 402,787	$ 319,467	*26.1%*	$ 341,327	*18.0%*
Compensation and benefits	237,117	242	237,359	201,263	*17.9%*	212,760	*11.6%*
Non-comp operating expenses	97,665	(8,616)	89,049	76,890	*15.8%*	78,513	*13.4%*
Total non-interest expenses	334,782	(8,374)	326,408	278,153	*17.3%*	291,273	*12.1%*
Income before income taxes	66,817	9,562	76,379	41,314	*84.9%*	50,054	*52.6%*
Provision for income taxes	25,423	3,638	29,061	16,646	*74.6%*	20,415	*42.4%*
Net income	$ 41,394	$ 5,924	$ 47,318	$ 24,668	*91.8%*	$ 29,639	*59.6%*
Earnings per share :							
Basic	$ 1.21		$ 1.38	$ 0.82	*68.3%*	$ 0.87	*58.6%*
Diluted	$ 0.97		$ 1.11	$ 0.71	*56.3%*	$ 0.72	*54.2%*
Ratios to net revenues :							
Compensation and benefits	59.0%		58.9%	63.0%		62.3%	
Non-comp operating expenses	24.4%		22.1%	24.1%		23.0%	
Income before income taxes	16.6%		19.0%	12.9%		14.7%	

[1] Merger-related charges consist primarily of: amortization of backlog intangible, cease-use accrual and operating expenses related to legacy TWPG issues (primarily market data service fees, professional fees and litigation costs).

[2] Quarterly results compare non-GAAP results for the quarter ended December 31, 2010 to non-GAAP results for the quarter ended September 30, 2010 and to GAAP results for the year-ago period.

STIFEL FINANCIAL

Source of Revenues

($ in thousands)	Quarter Ended					Year Ended		
	12/31/10	12/31/09	% Change	9/30/10	% Change	12/31/10	12/31/09	% Change
Revenues								
Principal transactions	$ 89,996	$ 116,410	(22.7%)	$ 123,194	(26.9%)	$ 453,533	$ 458,188	(1.0%)
Commissions	139,605	99,285	40.6%	96,986	43.9%	445,260	345,520	28.9%
Investment banking	90,975	50,545	80.0%	51,656	76.1%	218,104	125,807	73.4%
Asset mgt and service fees	57,042	39,091	45.9%	50,876	12.1%	193,159	117,357	64.6%
Other	10,497	2,990	251.1%	3,656	187.1%	19,855	9,138	117.3%
Total operating revenues	388,115	308,321	25.9%	326,368	18.9%	1,329,911	1,056,010	25.9%
Interest revenue	18,307	15,078	21.4%	17,718	3.3%	65,326	46,860	39.4%
Total revenues	406,422	323,399	25.7%	344,086	18.1%	1,395,237	1,102,870	26.5%
Interest expense	4,823	3,932	22.7%	3,698	30.4%	13,211	12,234	8.0%
Net revenues	$ 401,599	$ 319,467	25.7%	$ 340,388	18.0%	$ 1,382,026	$ 1,090,636	26.7%

Principal Transactions Revenues

($ in thousands)	Quarter Ended					Year Ended		
	12/31/10	12/31/09	**% Change**	9/30/10	**% Change**	**12/31/10**	12/31/09	**% Change**
Taxable debt	$ **46,924**	$ 66,210	**(29.1%)**	$ 60,208	**(22.1%)**	$ **231,930**	$ 292,400	**(20.7%)**
Municipal debt	**18,520**	16,102	**15.0%**	20,091	**(7.8%)**	**75,484**	65,962	**14.4%**
Equities	**11,396**	21,113	**(46.0%)**	27,429	**(58.5%)**	**90,739**	60,313	**50.4%**
Other	**13,156**	12,985	**1.3%**	15,466	**(14.9%)**	**55,380**	39,513	**40.2%**
	$ **89,996**	$ 116,410	**(22.7%)**	$ 123,194	**(26.9%)**	$ **453,533**	$ 458,188	**(1.0%)**

STIFEL
FINANCIAL

Investment Banking Revenues

($ in thousands)	Quarter Ended					Year Ended				
	12/31/10	12/31/09	**% Change**	9/30/10	**% Change**	**12/31/10**	12/31/09	**% Change**	12/31/08	**% Change**
Capital raising	$ **50,404**	$ 34,498	**46.1%**	$ 28,593	**76.3%**	$ **135,898**	$ 76,563	**77.5%**	$ 45,205	**69.4%**
Advisory	**40,571**	16,047	**152.8%**	23,063	**75.9%**	**82,206**	49,244	**66.9%**	38,505	**27.9%**
	$ **90,975**	$ 50,545	**80.0%**	$ 51,656	**76.1%**	$ **218,104**	$ 125,807	**73.4%**	$ 83,710	**50.3%**

STIFEL
FINANCIAL

Non-Interest Expenses
Three months ended December 31, 2010

	Quarter Ended					% of Net revenues		
($ in thousands)	**Non-GAAP 12/31/10**	GAAP 12/31/09	**% Change**	Non-GAAP 9/30/10	**% Change**	**12/31/10**	12/31/09	9/30/10
Net revenues	**$ 402,787**	$ 319,467	**26.1%**	$ 341,327	**18.0%**	***100.0%***	*100.0%*	*100.0%*
Compensation and benefits	**237,359**	201,263	**17.9%**	212,760	**11.6%**	***58.9%***	*63.0%*	*62.3%*
Occupancy and equipment rental	**30,436**	26,430	**15.2%**	28,559	**6.6%**	***7.5%***	*8.3%*	*8.4%*
Communication and office supplies	**18,313**	15,342	**19.4%**	17,606	**4.0%**	***4.5%***	*4.8%*	*5.1%*
Commissions and floor brokerage	**7,124**	6,249	**14.0%**	6,772	**5.2%**	***1.8%***	*2.0%*	*2.0%*
Other operating expenses	**33,176**	28,869	**14.9%**	25,576	**29.7%**	***8.3%***	*9.1%*	*7.5%*
Total non-comp operating expenses	**89,049**	76,890	**15.8%**	78,513	**13.4%**	***22.1%***	*24.2%*	*23.0%*
Total non-interest expense	**326,408**	278,153	**17.3%**	291,273	**12.1%**	***81.0%***	*87.1%*	*85.3%*
Income before income taxes	**76,379**	41,314	**84.9%**	50,054	**52.6%**	***19.0%***	*12.9%*	*14.7%*
Provision for income taxes	**29,061**	16,646	**74.6%**	20,416	**42.3%**	***7.2%***	*5.2%*	*6.0%*
Non-GAAP net income	**$ 47,318**	$ 24,668	**91.8%**	$ 29,638	**59.7%**	***11.7%***	*7.7%*	*8.7%*
Merger-related expenses (after-tax) [1]	**(5,924)**	-		(113,974)				
GAAP net income/(loss)	**$ 41,394**	$ 24,668		$ (84,336)				

[1] A description of merger-related expenses can be found on page 10.

STIFEL FINANCIAL

TWPG Merger-Related Expenses

($ in thousands)	Quarter Ended						
	6/30/10		9/30/10		12/31/10		3/31/11
	Estimate	Actual	Estimate	Actual	Estimate	Actual	Estimate
Operating expenses:							
Compensation and benefits	$ 3,100	$ 3,100	$ 177,050	$ 183,176 (1)	$ 700	$ (242)	-
Non-comp operating expenses	1,900	1,900	12,800	8,495	10,000	8,616 (2)	5,000 (3)
Total operating expenses	$ 5,000	$ 5,000	$ 189,850	$ 191,671	$ 10,700	$ 8,374	$ 5,000
After-tax impact	$ 3,000	$ 3,000	$ 113,910	$ 113,975	$ 6,420	$ 5,924	$ 3,000
Impact to diluted EPS (net of tax)	$ (0.09)	$ (0.09)	$ (2.68) (2)	$ (2.77)	$ (0.15) (2)	$ (0.14)	$ (0.07) (4)

[1] Includes non-cash compensation expense related to the modification of our deferred compensation plan of $179.5 million ($167.7 million of unit expense and $11.8 million of optional investment awards) and other merger-related expenses.

[2] Includes non-compensation expense related to a cease-use accrual and operating expenses related to legacy TWPG issues (primarily market data service fees, professional fees and litigation costs).

[3] Estimated non-comp operating expenses for the quarter ended March 31, 2011 is a revised estimate compared to the $2.0 million previously disclosed in our November 11, 2010 presentation and is the result of unplanned merger-related expenses that will carry over into the first quarter of 2011. In addtion to the above estimate, we may incur an additional $8.0 to $10.0 million in occupancy costs related to abandonment of certain leased property as a result of our continued integration efforts.

[4] Calculated using an effective tax rate of 40% and fully-diluted shares outstanding of 42.5 million.

STIFEL
FINANCIAL

Stifel Financial Corp. Results
Year ended December 31, 2010

($ in thousands, except per share amounts)	GAAP	Merger-Related Charges [1]	Non-GAAP	Year Ended 12/31/09	% Change[2]
		Year Ended December 31, 2010			
Net revenues	$1,382,026	$ 2,126	$ 1,384,152	$ 1,090,636	26.9%
Compensation and benefits	1,056,202	(186,053)	870,149	718,115	21.2%
Non-comp operating expenses	326,053	(19,021)	307,032	252,107	21.8%
Total non-interest expenses	1,382,255	(205,074)	1,177,181	970,222	21.3%
Income/(loss) before income taxes/(benefit)	(229)	207,200	206,971	120,414	71.9%
Provision for income taxes/(benefit)	(2,136)	84,347	82,211	44,616	84.3%
Net income	$ 1,907	$ 122,853	$ 124,760	$ 75,798	64.6%
Earnings per share :					
Basic	$ 0.06		$ 3.80	$ 2.68	41.8%
Diluted	$ 0.05		$ 3.21	$ 2.35	36.6%
Ratios to net revenues :					
Compensation and benefits	76.4%		62.9%	65.8%	
Non-comp operating expenses	23.6%		22.1%	23.2%	
Income/(loss) before income taxes/(benefit)	0.0%		15.0%	11.0%	

[1] Merger-related charges consist primarily of: amortization of backlog intangible, non-cash deferred compensation expense recorded in the third quarter, cease-use accrual and operating expenses related to legacy TWPG issues.

[2] Results compare non-GAAP results for the year ended December 31, 2010 to GAAP results for the year-ago period.

STIFEL FINANCIAL

Non-Interest Expenses
Year ended December 31, 2010

($ in thousands)	Year Ended			% of Net revenues	
	Non-GAAP 12/31/10	12/31/09	% Change	12/31/10	12/31/09
Net revenues	$ 1,384,152	$ 1,090,636	26.9%	100.0%	100.0%
Compensation and benefits	870,149	718,115	21.2%	62.9%	65.8%
Occupancy and equipment rental	110,446	89,741	23.1%	8.0%	8.2%
Communication and office supplies	66,261	54,745	21.0%	4.8%	5.0%
Commissions and floor brokerage	24,912	23,416	6.4%	1.8%	2.1%
Other operating expenses	105,413	84,205	25.2%	7.5%	7.9%
Total non-comp operating expenses	307,032	252,107	21.8%	22.1%	23.2%
Total non-interest expense	1,177,181	970,222	21.3%	85.0%	89.0%
Income before income taxes	206,971	120,414	71.9%	15.0%	11.0%
Provision for income taxes	82,211	44,616	84.3%	5.9%	4.1%
Non-GAAP net income	$ 124,760	$ 75,798	64.6%	9.0%	6.9%
Merger-related expenses (after-tax) [1]	(122,853)	-			
GAAP net income	$ 1,907	$ 75,798			

[1] A description of merger-related expenses can be found on page 10.

STIFEL
FINANCIAL

Global Wealth Management

($ in thousands)	Quarter Ended					Year Ended		
	12/31/10	12/31/09	% Change	9/30/10	% Change	12/31/10	12/31/09	% Change
Commissions	$ 92,558	$ 75,584	22.5%	$ 69,875	32.5%	$ 321,541	$ 234,052	37.4%
Principal transactions	58,520	54,136	8.1%	62,785	(6.8%)	239,851	194,384	23.4%
Asset management & service fees	56,953	38,836	46.7%	50,449	12.9%	192,073	116,818	64.4%
Net interest	10,277	9,065	13.4%	12,017	(14.5%)	44,834	27,188	64.9%
Investment banking	5,015	5,730	(12.5%)	6,957	(27.9%)	22,768	14,906	52.7%
Other income	13,101	2,712	383.1%	5,401	142.6%	22,202	8,626	157.4%
Net revenues	236,424	186,063	27.1%	207,484	13.9%	843,269	595,974	41.5%
Compensation and benefits	136,009	116,988	16.3%	119,100	14.2%	503,456	370,157	36.0%
Non-comp operating expenses	37,698	34,749	8.5%	36,677	2.8%	145,790	121,118	20.4%
Total non-interest expenses	173,707	151,737	14.5%	155,777	11.5%	649,246	491,275	32.2%
Income before income taxes	$ 62,717	$ 34,326	82.7%	$ 51,707	21.3%	$ 194,023	$ 104,699	85.3%
Ratios to net revenues :								
Compensation and benefits	57.5%	62.9%		57.4%		59.7%	62.1%	
Non-comp operating expenses	16.0%	18.7%		17.7%		17.3%	20.3%	
Income before income taxes	26.5%	18.4%		24.9%		23.0%	17.6%	

STIFEL FINANCIAL

Stifel Bank & Trust
(an operating unit of GWM)

($ in thousands)	Quarter Ended					Year Ended		
	12/31/10	12/31/09	**% Change**	9/30/10	**% Change**	**12/31/10**	12/31/09	**% Change**
Net revenues:								
Interest	**9,287**	7,888	**17.7%**	9,601	**(3.3%)**	**35,146**	20,283	**73.3%**
Other income	**3,553**	1,828	**94.4%**	1,924	**84.7%**	**8,652**	4,736	**82.7%**
Total revenues	**12,840**	9,716	**32.2%**	11,525	**11.4%**	**43,798**	25,019	**75.1%**
Interest expense	**3,076**	2,044	**50.5%**	1,378	**123.2%**	**5,188**	4,649	**11.6%**
Total net revenues	**9,764**	7,672	**27.3%**	10,147	**(3.8%)**	**38,610**	20,370	**89.5%**
Compensation and benefits	**1,447**	964	**50.1%**	739	**95.8%**	**4,251**	2,866	**48.3%**
Non-comp operating expenses	**2,493**	1,171	**112.9%**	3,280	**(24.0%)**	**13,853**	6,353	**118.1%**
Total non-interest expenses	**3,940**	2,135	**84.5%**	4,019	**(2.0%)**	**18,104**	9,219	**96.4%**
Income before income taxes	**$ 5,824**	$ 5,537	**5.2%**	$ 6,128	**(5.0%)**	**$ 20,506**	$ 11,151	**83.9%**
Ratios to net revenues:								
Compensation and benefits	**14.8%**	12.6%		7.3%		**11.0%**	14.1%	
Non-comp operating expenses	**25.5%**	15.3%		32.3%		**35.9%**	31.2%	
Efficiency ratio [1]	**37.9%**	38.1%		40.1%		**45.7%**	42.3%	
Income before income taxes	**59.6%**	72.1%		60.4%		**53.1%**	54.7%	

[1] Non-interest expenses less the provision for loan losses as a percentage of net revenues.

STIFEL FINANCIAL

14

Stifel Bank & Trust
(an operating unit of GWM)

Low Risk Asset Growth

➢ **Assets of $1.8 billion, an increase of 55% from $1.1 billion as of December 31, 2009.**

➢ **Investment portfolio of $1.0 billion, an increase of 75% from $578.4 million as of December 31, 2009.**

➢ **Loan portfolio of $485.2 million, an increase of 21% from $401.0 million as of December 31, 2009.**

➢ **Deposits of $1.6 billion, an increase of 55% from $1.0 billion as of December 31, 2009.**

Strategy & Opportunity

➢ **Maintain solid asset quality:**
  - ➢ **Non-performing loans to gross loans of 0.38%**
  - ➢ **Non-performing assets to total assets of 0.18%**
  - ➢ **$0.2 million LTM net recoveries**

➢ **Offer banking products (securities based loans and mortgage loans) within the GWM client base, including establishing trust services**

➢ **Maintain high levels of liquidity to capitalize on opportunities**

Interest Earning Assets

($ in thousands)	As of			Percent of total		
	12/31/10	9/30/10	12/31/09	12/31/10	9/30/10	12/31/09
Agency investments	$ 722,193	$ 645,316	$ 434,031	48.2%	49.5%	44.3%
Consumer	266,244	245,239	226,648	17.8%	18.8%	23.1%
Non-agency investments	290,521	184,811	144,457	19.4%	14.2%	14.7%
Mortgage	166,860	191,716	143,443	11.1%	14.7%	14.6%
Commercial	53,836	37,004	30,993	3.6%	2.9%	3.1%
	$ 1,499,654	$ 1,304,086	$ 979,572	100%	100%	100%

STIFEL FINANCIAL

15

Institutional Group

($ in thousands)	Quarter Ended					Year Ended		
	12/31/10	12/31/09	% Change	9/30/10	% Change	12/31/10	12/31/09	% Change
Principal transactions	$ 35,564	$ 62,275	(42.9%)	$ 60,408	(41.1%)	$ 217,770	$ 263,804	(17.5%)
Commissions	47,047	23,701	98.5%	27,111	73.5%	123,719	111,469	11.0%
Investment banking	81,583	44,815	82.0%	45,638	78.8%	191,898	110,901	73.0%
Other income [1]	1,708	2,514	(32.1%)	4,886	(65.0%)	8,452	7,918	6.7%
Net revenues	165,902	133,305	24.5%	138,043	20.2%	541,839	494,092	9.8%
Compensation and benefits	94,300	73,584	28.2%	82,147	14.8%	315,329	287,835	9.6%
Non-comp operating expenses	27,946	21,905	27.6%	28,242	(1.0%)	96,975	77,124	25.7%
Total non-interest expenses	122,246	95,489	28.0%	110,389	10.7%	412,304	364,959	13.0%
Income before income taxes	$ 43,656	$ 37,816	15.4%	$ 27,654	57.9%	$ 129,535	$ 129,133	0.3%
Ratios to net revenues :								
Compensation and benefits	56.8%	55.2%		59.5%		58.2%	58.3%	
Non-comp operating expenses	16.9%	16.4%		20.5%		17.9%	15.6%	
Income before income taxes	26.3%	28.4%		20.0%		23.9%	26.1%	

[1] Includes net interest and other income.

STIFEL
FINANCIAL

Institutional Group Revenues

($ in thousands)	Quarter Ended					Year Ended		
	12/31/10	12/31/09	% Change	9/30/10	% Change	12/31/10	12/31/09	% Change
Sales and trading:								
Equity	$ **46,521**	$ 38,669	**20.3%**	$ 43,711	**6.4%**	$ **172,983**	$ 153,267	**12.9%**
Fixed income	**36,090**	47,307	**(23.7%)**	43,808	**(17.6%)**	**168,506**	222,006	**(24.1%)**
	82,611	85,976	**(3.9%)**	87,519	**(5.6%)**	**341,489**	375,273	**(9.0%)**
Investment Banking:								
Capital raising	**40,674**	28,768	**41.4%**	22,575	**80.2%**	**108,473**	61,657	**75.9%**
Advisory fees	**40,909**	16,047	**154.9%**	23,063	**77.4%**	**83,425**	49,244	**69.4%**
	81,583	44,815	**82.0%**	45,638	**78.8%**	**191,898**	110,901	**73.0%**
Other revenue [1]	**1,708**	2,514	**(32.1%)**	4,886	**(65.0%)**	**8,452**	7,918	**6.7%**
Total net revenue	$ **165,902**	$ 133,305	**24.5%**	$ 138,043	**20.2%**	$ **541,839**	$ 494,092	**9.8%**
Ratios to net revenues:								
Sales and trading	**49.8%**	64.5%		63.4%		**63.0%**	76.0%	
Investment banking	**49.2%**	33.6%		33.1%		**35.4%**	22.4%	
Other	**1.0%**	1.9%		3.5%		**1.6%**	1.6%	
	100.0%	100.0%		100.0%		**100.0%**	100.0%	

[1] Other income includes net interest and other income.



Financial Condition

Statement of Financial Condition
As of December 31, 2010



Total Assets *(in millions)*



Total Capitalization *(in millions)*



Leverage Ratio



Book Value Per Share

Capital Structure
As of December 31, 2010

($ in thousands)

Total Assets	$ 4,218,030
Stockholders' Equity	$ 1,258,798
Debentures to:	
Stifel Financial Capital Trust II - LIBOR plus 1.70%, due 9/30/35	$ 35,000
Stifel Financial Capital Trust III - LIBOR plus 1.85% (fixed at 6.79% until 6/6/12), due 6/6/37	$ 35,000
Stifel Financial Capital Trust IV - LIBOR plus 1.85% (fixed at 6.78% until 9/6/12), due 9/6/37	$ 12,500
Total Debentures (average 6.64% per annum)	$ 82,500
Total Capitalization	$ 1,341,298

Ratios:

Equity to Assets	29.8%
Capitalization to Assets	31.8%
Debentures to Equity	6.6%
Leverage Ratio	3.1x
Equity Capitalization	3.4x

STIFEL FINANCIAL

Level 3 Assets

($ in thousands)	Carrying Value			
	12/31/10		12/31/09	
Auction Rate Securities (ARS)	$	94,795 [1]	$	56,003
Stifel Bank & Trust Investments		-		2,693
Trading Securities		40,243 [2]		1,243
Other Investments		38,502 [3]		5,426
Level 3 assets (excluding ARS)		78,745		9,362
Total Level 3 assets	$	173,540	$	65,365
Percentage of Equity		*13.8%*		*7.5%*
Percentage of Equity (excluding ARS)		*6.3%*		*1.1%*

[1] Includes $11.4 million of ARS held at Stifel Bank & Trust.

[2] Approximately $39.1 million were sold during 2011.

[3] Includes $31.3 million of investments held by TWPG subsidiaries.

STIFEL FINANCIAL

Other Financial Data

	As of			As of	
	12/31/10	12/31/09	**% Change**	9/30/10	**% Change**
Total assets (000s):					
Stifel Nicolaus & Stifel Financial	**$ 2,444,310**	$ 2,025,348	**20.7%**	$ 2,614,225	**(6.5%)**
Stifel Bank	**1,773,720**	1,142,008	**55.3%**	1,516,489	**17.0%**
Total assets	**$ 4,218,030**	$ 3,167,356	**33.2%**	$ 4,130,714	**2.1%**
Total shareholders' equity (000s):					
Stifel Nicolaus & Stifel Financial	**$ 1,122,144**	$ 770,499	**45.6%**	$ 1,093,193	**2.6%**
Stifel Bank	**136,654**	102,947	**32.7%**	119,321	**14.5%**
Total shareholders' equity	**$ 1,258,798**	$ 873,446	**44.1%**	$ 1,212,514	**3.8%**
Leverage ratio:					
Stifel Nicolaus & Stifel Financial	**2.0**	2.4	**(14.5%)**	2.2	**(8.7%)**
Stifel Bank	**13.0**	11.1	**17.0%**	12.7	**2.1%**
Total levereage ratio	**3.1**	3.3	**(5.1%)**	3.2	**(1.4%)**
Book value per share	**$ 36.76**	$ 28.86	**27.4%**	$ 35.52	**3.5%**
Financial advisors [1]	**1,935**	1,885	**2.7%**	1,920	**0.8%**
Full-time associates	**4,906**	4,434	**10.6%**	4,868	**0.8%**
Locations	**312**	294	**6.1%**	311	**0.3%**
Total client assets (000's)	**$ 110,593,000**	$ 91,342,000	**21.1%**	$ 100,289,000	**10.3%**

[1] Includes all retail Financial Advisors.

STIFEL
FINANCIAL

Business Outlook

➢ **Global Wealth Management**

➢ **Institutional Group**

➢ **Regulatory Environment**